FAIRFAX  News Release
TSX Stock Symbol:  FFH and FFH.U

TORONTO, August 26, 2010

FAIRFAX ANNOUNCES ACQUISITION OF UNITS OF THE BRICK GROUP INCOME FUND

(Note: All dollar amounts in this press release are expressed in Canadian dollars unless otherwise indicated.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announced today that it has acquired, through its subsidiaries, 2,666,400 Class A units (“Units”) of The Brick Group Income Fund (the “Brick”) at a price of $2.06 per Unit, bringing its total holdings of Units to 11,046,600 Units or approximately 19.99% of the total Units outstanding.  The Units were purchased through the facilities of the Toronto Stock Exchange for investment purposes.  Fairfax continually reviews its investment alternatives and may purchase additional securities of the Brick from time to time in accordance with applicable laws.

Fairfax also owns or controls, in the investment portfolios of its insurance subsidiaries, 53,317,100 Class A trust unit purchase warrants of the Brick, exercisable for an additional 53,317,100 Units.  Assuming the exercise of all such warrants by Fairfax and no exercise of warrants by any other warrant holders, Fairfax would own or control, in the investment portfolios of its insurance subsidiaries, 64,363,700 Units representing approximately 59.3% of the total Units outstanding.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information or to obtain a copy of the early warning report filed with respect to this press release, contact:

John Varnell, Chief Financial Officer, at (416) 367-4941
Media Contact, Paul Rivett, Chief Legal Officer, at (416) 367-4941

                              FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946